Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Group Secretariat

25th March 2002

02028385

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02 APR 12 AM 9:

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 25th March 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
APR 19 2002
THOMSON FINANCIAL P

pp Neil M McNamara
Group Corporate Secretary

Encl

dlw 4/16

[Cng/VK/shares-repurchase/jsh2k20325/p3]

RNS Full Text Announcement

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Purchase of Own Securities
Released	11:02 25 Mar 2002
RNS Number	5071T

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARE REPURCHASE

Please be advised of the following repurchase by JSH of its ordinary shares in the market:-

Date of repurchase:	25th March 2002
Total number of shares repurchased:	665,500 shares
Price paid per share:	US$2.64

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

25th March 2002

www.jardines.com

END